UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALIGN TECHNOLOGY, INC.

(Name of Issuer)

Common Shares with a par value of $0.0001

(Title of Class of Securities)

016255101

(CUSIP Number)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

(202) 828-0850

with a copy to:

Jonathan Wolfman, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109 USA

(617) 526-6833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016255101

1.	Names of reporting persons: Danaher Corporation
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds (see instruction): SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 3,837,132 shares of common stock
	8.	Shared voting power: n/a
	9.	Sole dispositive power: 3,837,132 shares of common stock
	10.	Shared dispositive power: n/a
11.	Aggregate amount beneficially owned by each reporting person: 3,837,132 shares of common stock
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 4.78%*
14.	Type of reporting person (see instructions): CO

*	Calculation based on 80,318,743 outstanding shares of Common Stock as of October 25, 2013 (based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on November 1, 2013).

This Amendment No. 3 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Align Technology, Inc. (the “Issuer”). This Amendment amends and supplements the Statement originally filed on August 20, 2009 (as amended on September 22, 2009 and February 22, 2011) with the Securities and Exchange Commission by Danaher Corporation (the “Filing Person” or “Danaher”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

Item 1. Security and Issuer

The disclosure set forth in Item 1 is amended and restated to reflect the Issuer’s current address:

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Align Technology, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2560 Orchard Parkway, San Jose, California 95131.

Item 2. Identity and Background

The disclosure set forth in Item 2 is amended and restated as follows:

This Statement is being filed by Danaher Corporation, a Delaware corporation (the “Filing Person” or “Danaher”). Danaher principally engages in the business of designing, manufacturing and marketing professional, medical, industrial and commercial products and services. The principal office of Danaher is located at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037.

The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of the Filing Person are set forth in Schedule I hereto and are incorporated herein by reference.

During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The disclosure set forth in Item 4 is amended and restated as follows:

The shares of Issuer Common Stock held by the Filing Person were acquired for investment purposes. On November 13, 2013, the Filing Person sold 4,600,000 shares of Common Stock of the Issuer in the transaction described in Item 5(c) below. The Filing Person intends to continue to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take or propose any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, described in Item 4(a)-(j) of the Form of Schedule 13D, and the Filing Person specifically reserves the right to act or change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Filing Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Filing Person; developments with respect to the business of the Filing Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Filing Person and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer.

The disclosure set forth in Item 5(c) and Item 6 is incorporated into this Item 4 by reference as if fully set forth herein.

Item 5. Interest in Securities of the Issuer

The disclosure set forth in Item 5 is amended and supplemented as follows:

(a)	As of November 13, 2013, the aggregate number of shares of Common Stock of the Issuer beneficially owned by the Filing Person was 3,837,132 which, based on the number of outstanding shares of Common Stock as of October 25, 2013 as stated by the Issuer in its Quarterly Report on Form 10-Q filed November 1, 2013, constituted approximately 4.78%.

(b)	The Filing Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,837,132 shares of Common Stock of the Issuer.

(c)	On November 13, 2013, the Filing Person sold 4,600,000 shares of Common Stock of the Issuer at $54.60 per share in a transaction with a market maker (Morgan Stanley & Co. LLC) pursuant to Rule 144.

(d)	N/A

(e)	On November 13, 2013, the Filing Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as a result of the transaction described in Item 5(c) above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2013

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Set forth below are the name and present principal occupation or employment of each director and executive officer of Danaher Corporation. The business address of each such person is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037 and each such person is a United States citizen. Directors of Danaher are indicated with an asterisk.

Name	Present Principal Occupation or Employment

Daniel L. Comas	Executive Vice President and Chief Financial Officer of Danaher Corporation.

H. Lawrence Culp, Jr.*	President and Chief Executive Officer of Danaher Corporation.

William K. Daniel, II	Executive Vice President of Danaher Corporation.

James H. Ditkoff	Senior Vice President-Finance & Tax of Danaher Corporation.

Donald J. Ehrlich*	Retired as President and Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, in July 2008.

Jonathan P. Graham	Senior Vice President-General Counsel of Danaher Corporation.

Linda Hefner Filler*	President, North America of Claire’s Stores, Inc., a specialty retailer.

Thomas P. Joyce, Jr.	Executive Vice President of Danaher Corporation.

Angela S. Lalor	Senior Vice President-Human Resources of Danaher Corporation.

James A. Lico	Executive Vice President of Danaher Corporation.

Teri List-Stoll*	Senior Vice President of Finance of Kraft Foods Group, Inc., a food and beverage company.

Walter G. Lohr, Jr.*	Retired as Partner of Hogan Lovells, a global law firm, in June 2012.

Robert S. Lutz	Senior Vice President-Chief Accounting Officer of Danaher Corporation.

Mitchell P. Rales*	Chairman of the Executive Committee of Danaher Corporation’s Board of Directors. In addition, he is a principal in private and public business entities in the manufacturing area.

Steven M. Rales*	Chairman of the Board of Danaher Corporation. In addition, he is a principal in a private business entity in the area of film production.

Daniel A. Raskas	Senior Vice President-Corporate Development of Danaher Corporation.

John T. Schwieters*	Senior Executive of Perseus, LLC, a merchant bank and private equity fund management company.

Alan G. Spoon*	General Partner of Polaris Venture Partners, a company which invests in private technology firms.

Elias A. Zerhouni, M.D.*	President, Global Research & Development, for Sanofi-Aventis, a global pharmaceutical company.